Filed by Sierra Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Numerex Corp. Commission File No.: 000-22920 Commission File No. for Registration Statement on Form F-4 filed by Sierra Wireless, Inc.: 333-220512 Sierra Wireless Investor Relations November 2017

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this presentation are not based on historical facts and constitute forward-looking statements within the meaning of applicable securities laws ("forward-looking statements") including statements and information relating to our Q4'17 business outlook and beyond. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations, and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

- typically include words and phrases about the future, such as: "outlook", "will", "may", "estimates", "intends", "believes", "plans", "anticipates" and "expects";
- are not promises or guarantees of future performance. They represent our current views and may change significantly;
- are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
  - our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
  - our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
  - expected cost of goods sold;
  - expected component supply constraints;
  - our ability to win new business;
  - our ability to complete the proposed acquisition of Numerex Corp. ("Numerex") in December 2017, to integrate Numerex's business, operations and workforce with ours and return the Numerex business to profitable growth and realize the expected benefits of the acquisition;
  - our ability to integrate other acquired businesses and realize expected benefits;
  - expected deployment of next generation networks by wireless network operators;
  - our operations not be adversely disrupted by component shortages or other development, operating or regulatory risks; and
  - expected tax rates and foreign exchange rates.
- are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:
  - risks related to the proposed acquisition of Numerex;
  - competition from new or established cloud and connectivity service providers or from those with greater resources;
  - disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
  - the loss of any of our significant customers;
  - cyber-attacks or other breaches of our information technology security;
  - difficult or uncertain global economic conditions;
  - our financial results being subject to fluctuation;
  - our ability to attract or retain key personnel;
  - risks related to infringement on intellectual property rights of others;
  - our ability to obtain necessary rights to use software or components supplied by third parties;
  - our ability to enforce our intellectual property rights;
  - our ability to respond to changing technology, industry standards and customer requirements;
  - our reliance on single source suppliers for certain components used in our products;
  - failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;
  - our dependence on a limited number of third party manufacturers;
  - unanticipated costs associated with litigation or settlements;
  - our dependence on wireless network carriers to offer and promote acceptable wireless service programs;
  - risks related to contractual disputes with counterparties;
  - risks related to governmental regulation;
  - risks related to the transmission, use and disclosure of user data and personal information; and
  - risks inherent in foreign jurisdictions.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

USE OF NON-GAAP FINANCIAL MEASURES

- this presentation contains references to certain non-GAAP financial measures and should be viewed in conjunction with our press release, which contains further information regarding our use of non-GAAP financial measures, including a reconciliation of such information to our GAAP results

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Sierra Wireless IoT Leader Internet of Things Pure Play #1 in device-to-cloud solutions $652m in cellular modules and LTM revenue gateways* Innovator 130+ essential IP in Cat M1 edge intelligence open systems customers in countries founded in devices shipped 1993 130m p y 3 * Source: ABI Research June 2016, IHS Research July 2016

Growth opportunity $30B for IoT device-tocloud solutions Sierra Wireless Cloud + connectivity Addressable Market ($USD) $3B Short range (BL WiFi ZgB) Gateways + Routers Cellular modules + GNSS BL, WiFi, 4 2015 2021

Leader in device-to-cloud solutions for the IoT Intelligent edge devices Cloud platform services Managed Connectivity services Embedded solutions Smart SIM Networking solutions Connectivity Device Application Fully integrated solution for IoT applications y management pp management enablement Connected devices and machines Big data and enterprise integration 5

Well positioned in key IoT market segments Automotive, Fleet, Transit, User-based Insurance, Home Security, Home Automation, Payment, Mobile Computing, Networking, Retail, Smart Meters, Smart Grid, Industrial Automotive & Transport Energy & Industrial Enterprise Residential & Healthcare Public Safety Machines, Surveillance Patient Monitoring Public Infrastructure 6

Three business segments

OEM solutions

LTM revenue: $ 551M


HL Series
WP Series

AirPrime® embedded modules provide 2G, 3G, 4G, LPWA, WiFi, Bluetooth, and GNSS connectivity

Enterprise solutions

LTM revenue: $ 91M



AirLink® intelligent gateways, routers and management services for secure connectivity

Cloud & connectivity services

LTM revenue: $ 30M


AirVantage
IoT Platform

AirVantage® IoT Platform, Sierra Smart SIM technology & Managed Connectivity Services

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OEM Solutions: market and technology leader Air interface innovator, first to market track record: 4G LTE, LPWA, LTE-M, NBIoT Edge intelligence leader with application frameworks and tools to maximize investment at the edge, Miniaturization & scalability advanced packaging, common form factor & footprint (CF3) accelerating our customers’ TTM Open source Linux-based application framework Open hardware to enable Bluetooth and WiFi modules, proven Bluetooth protocol stacks Open Platform Leader Recent acquisitions 8 rapid prototyping & commercialization Global Navigation Satellite System embedded modules

Q3 2017 OEM Solutions • Solid demand from established and new OEM programs • Solid design win activity across several segments Q3 Revenue $138.5 million • Announced world’s first global LTE Advanced Pro module • Announced Wi-Fi & Bluetooth combo module with cloud services compared to Q3’16 Q3’17 GAAP GM: 29.7% Q3’17 Non-GAAP 29 8% up 8.4% • Increasing demand for mangOH IoT development kits Q3 Non GM: 29.8% 9

Volkswagen selects Sierra Wireless to connect next-gen vehicles AirPrime® AR Series with Legato® delivers high-speed cellular connectivity for Car-Net platform: – In-vehicle internet-based services – Remote vehicle access – Roadside assistance 10 – Diagnostics and maintenance

Enterprise Solutions: intelligent gateways & routers Mobile Industrial Enterprise Secure intelligent gateways and g g y Low power, secure, intelligent Secure 4G LTE primary and routers with telematics capability for public safety, transit, fleets p , , g connectivity for fixed assets and infrastructure in energy & industrial p y failover connectivity for distributed enterprise and retail 11

Q3 2017 Enterprise Solutions

Q3 Revenue

$26.3 million

up 38.8%

compared to Q3'16

Q3'17 GAAP GM: 48.1%

Q3'17 Non-GAAP GM: 48.1%

- Strong revenue from fleet telematics, public safety & energy
- Solid demand for new gateway & router products
- Announced release of new AirLink Connection Manager 2.0 VPN appliance for always on mission-critical vehicle connectivity
- Announced advanced telemetry & navigation for MP70
- New design wins in Transit, Public Safety & Industrial markets



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Cloud & Connectivity Services Smart SIM Managed connectivity Smart SIM connectivity • Multi IoT cloud platform • Unified for Connectivity management Application enablement Device management Multi-operator connectivity for superior QoS, CoS and global coverage; change IMSI or full profile OTA • First devices with pre-integrated global platform comprehensive operations management and application enablement 13 connectivity for instant-on service • Partnering with leading analytics providers such as Google Cloud IoT

Q3 2017 Cloud & Connectivity Services • Solid YoY growth – new subscribers + some FX benefit • Managed broadband connectivity services strength Q3 Revenue million $8.4 • Wins in retail, telematics and industrial markets • Announced that Nube is reinventing consumer gas delivery using Sierra Device to Cloud solution and Microsoft Azure compared to Q3’16 Q3’17 GAAP GM: 47.2% Q3’17 Non-GAAP 47 3% up 23.0% Q3 GM: 47.3% g Sierra Wireless customers deploying our integrated Device-to-Cloud solution 14

Device-to-cloud customers Predictive maintenance Grid analytics Reinventing fleet IoT Vision: Offer a premium subscription water purification service predictive IoT Vision: Expand smart grid monitoring capability to deploy solutions with IoT Vision: Deploy a tailored fleet solution that optimizes with employees’ mobility maintenance Solution: Device-to-cloud IoT solution that delivers 24/7 connected purification multiple carriers around the globe Solution: Complete cellular IoT solution from cellular devices and IoT employees Solution: Fully integrated with Embedded solution, AirVantage Cloud platform, and Sierra 15 system connectivity to platform Wireless connectivity services

LEGAL DISCLAIMER Additional Information about the Merger and Where to Find It The issuance of Sierra Wireless common shares to Numerex stockholders in the merger will be submitted to stockholders of Numerex for their consideration. This presentation is not a substitute for the definitive joint proxy statement/prospectus or any other documents which Sierra Wireless and Numerex may file with the SEC or send to Numerex’s stockholders in connection with the proposed merger. SIERRA WIRELESS FILED WITH THE SEC ON OCTOBER 31, 2017 A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED MERGER. SIERRA WIRELESS AND NUMEREX STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus is available, and other relevant documents, when filed, will be available, free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com. Furthermore, investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC become 16 (when they available) through the website maintained by the SEC at www.sec.gov.

Sierra Wireless acquisition of Numerex Planned acquisition of Numerex accelerates our IoT Device to Cloud strategy: > Scales subscription-based recurring revenue from IoT services > Significantly bolsters Sierra’s position in the global IoT market > Expands Sierra’s sales capacity with experienced team and channel > Strong fit with Cloud & Connectivity Services and operating model goals Opportunity to drive operating synergies and preserve Sierra’s strong balance sheet If offer approved by NMRX shareholders Dec 6th, transaction is expected to close shortly thereafter Expect the acquisition to be accretive to adjusted EPS ~12 months after close 17

Numerex's Business

- Established IoT pure play
- Single source provider of managed solutions for the IoT
- Strong position in key IoT markets
- $56m in annualized revenue (Q2'17)
  - ~90% recurring services revenue
- Company based in Atlanta
- 143 employees in the U.S.

<u>Numerex's 3 Key IoT Lines of Business</u>

1 Network Services
2 Security Services
3 Asset Tracking / Tank Monitoring

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Sierra Wireless—Target Business Model Assumptions: • Organic growth combined with acquired revenue of ~$125 million $30M Target Model (non-GAAP): • Improve EBIT p margin > 10% • Improve Adjusted > 12% 19 EBITDA Private and Confidential (1) Non-GAAP financial measures exclude the impact of: stock-based compensation expense and related social taxes, acquisition-related expense, acquisition amortization, impairment, integration expense, restructuring expense, certain other non-recurring expenses or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

Q3 2017 Earnings Results and Overview $173.2 million $13.1 million $ Quarterly Revenue Adjusted EBITDA $ Non-GAAP EPS 0.23 GAAP EPS 0.04 compared to $153.6m in Q3’16 up 12.8% compared to $9.7m in Q3’16 up 34.6% compared to GAAP EPS of $(0.06) and non- GAAP EPS of $0.13 in Q3’16 Technology Leadership Customers Numerex Acquisition LTE-Advanced Pro, LPWA, Open Source, Advanced Telemetry, Device to Cloud Proxy materials have been mailed to Numerex stockholders, vote is scheduled for Dec. 6th Customer acquisition activity solid across business segments and regions in Q3 20 g Q

Q3 2017 – Non-GAAP operating results $26.3 Enterprise C&C $153.6 $173.2 Quarterly Revenue (USD millions) Adjusted EBITDA(1) (USD millions) Earnings per share(2) (USD) $13 1 $8.4 $ $18.9 $6.9 $9.7 13.1 $0.23 138.5 $127.8 OEM $0.13 Q3’16 Q3’17 Q3’16 Q3’17 Q3’16 Q3’17 21 (1) Adjusted EBITDA as defined equates to net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related expense, restructuring expense, integration expense, impairment, certain other non-recurring expenses or recoveries, amortization, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax. (2) Non-GAAP financial measures exclude the impact of: stock-based compensation expense and related social taxes, acquisition-related expense, acquisition amortization, impairment, integration expense, restructuring expense, certain other non-recurring expenses or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

Solid cash position 8 Solid balance sheet and debt free Cash & cash equivalents (USD millions) Q3 2017 $74.2 $89.0 Cash flow from operations $ (12.0) Capital Expenditures $ (3.2) Free Cash Flow $ (15.2) Q2’17 Q3’17 ) Other $ 0.4 Decrease in Cash Balance $ 22 Q2 Q3 (14.8)

Q4 2017 guidance In the Fourth Quarter of 2017, we expect: • Revenue to be in the range of $172 million to $180 million • Non-GAAP EPS in the range of $0.21 to $0.29 (note: Guidance provided above for the Fourth Quarter of 2017 excludes Numerex acquisition) 23

Sierra Wireless – Investor Relations 13811 Wireless Way :: Richmond, British Columbia, Canada, V6V 3A4 sierrawireless.com